

Mail Stop 4628

October 12, 2017

Robyn Lamont
Chief Financial Officer
Samson Oil & Gas Limited
Level 16, AMP Building,
140 St Georges Terrace
Perth, Western Australia 6000

> **Re:** **Samson Oil & Gas Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 26, 2017**
> **File No. 1-33578**

Dear Ms. Lamont:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Resolutions to Be Voted On, page 5</u>

1. Please expand your description of the preferred share issuance referenced in Resolutions 4 and 5 to provide all material disclosure that Item 11 of Schedule 14A requires. For example, disclose the material terms of the Loan Facility Agreement and the preferred shares to be issued, the identity of the purchaser of preferred shares, the current status of the transaction, the nature and approximate amount of consideration that you expect to receive, and the reasons for the issuance and the general effect thereof upon the rights of your existing security holders.

2.   Please expand your disclosure to state the vote required to pass Resolution 6, a special resolution. Please also revise to clarify, if true, that ordinary resolutions such as Resolutions 4 and 5 require a simple majority to pass.

<u>Proxy Card</u>

3.   Please revise your proxy card to clarify, if true, that Resolution 2 is an advisory vote.

<u>Closing Comments</u>

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources